MAINSTEM MALT

High integrity malt for brewers, distillers, bakers, and fans

PITCH VIDEO   INVESTOR PANEL



mainstemmalt.com   Walla Walla Washington

Infrastructure · Alcohol · Technology · Manufacturing · Distillery

Highlights

1. 🌾We sell the #1 non-water ingredient in craft beer ($29B+ US market) and single malt whiskey.

2. 📈$1.25MM lifetime malt sales w/ 71+ accounts nationally. ~$500k contracted 2021 sales and growing.

3. 🤝A new processing partnership cuts historical COGS by 50%+ and unlocks big growth opportunities.

4 🛒We think big, beyond malt sales, to a marketplace that connects fans to
3 🤝A new processing partnership cuts historical COGS by 50%+ and unlocks big growth opportunities.

4. 🛒We think big, beyond malt sales, to a marketplace that connects fans to premium artisan products.

5. 🌎The world's first B Corp maltster, committed long-term to deep sustainability in ag/food/bev.

6. ✨Engaged in the craft malt community since 2014; Phil's an active Craft

Maltsters Guild board member.

7 🏞 The "mainstem" is the longest channel in a river network. It's also our metaphor for collaboration.

8 🦄With your support, Mainstem will change the way the world dreams about malt.

Our Team



Phil Neumann CEO & Co-Founder

I'm a conservationist on a mission to better the world through high integrity, consumer-facing agricultural supply chains. As in, ones that consumers can see and trust. Growing Mainstem has been my full-time focus since 2015.

Alyssa and I got into malt while exploring market-based ways to support conservation projects on family farms. Along the way, we realized Mainstem is in a unique position to inspire much broader change, so we've been pushing to be the beverage industry's model for comprehensive malt sustainability. Getting it right means the world to us.



Kether Scharff-Gray COO & Supply Chain Wiz

Kether brings a wealth of operations experience to Mainstem with a focus on agriculture & supply chains, and makes sure the trains are running on time. Her dedication to reformed agricultural systems is immense.



Alyssa Martinez Neumann Comms & Co-Founder

Alyssa has helped build Mainstem alongside a full-time communications day job at Oregon Tilth, a global champion and certifier for sustainable agricultural practices.



Paul Thurston Customer Innovations

Based in Portland, Oregon, Paul is the head brewer at Fortside Brewing. He helped us pilot the Customer Innovations Team concept, bringing on conservation minded fermentation professionals to help spawn innovative projects with our accounts.



Aaron Blonden Customer Innovations

Based in Olympia, Washington, Aaron is the head brewer at 3 Magnets Brewing. Among other things, he's become a leading expert in brewing fantastic non-alcoholic beers with premium malt and hops.



Erik Chapman Customer Innovations

Based in Eugene, Oregon, Erik is the head distiller at Thinking Tree Spirits. He comes with an extensive distilling background and believes wholeheartedly in the future of American single malt whiskey.

Pitch

HIGH-INTEGRITY REGIONAL MALTS FOR BREWERS + DISTILLERS + THEIR FANS



MAINSTEM MALT

TL/DR: Our company in a nutshell



We're a premium supplier
of a primary ingredient for the booming craft beer and spirits market, plus other crafty niches.

We're building regional supply chains
for sourcing grain from family farms and selling malt to some of the hottest craft beverage markets.

We're differentiated
via conservation, malt freshness, place-based innovation, collaborative style, and transparency.

We've been generating revenue
with ~$1.25MM lifetime sales, $500k under contract for 2021 plus spot sales, at a 15-25% gross margin.

We think big, beyond malt sales
to building out supply chain & marketplace tech.

Malt 101: The foundation of beer and whiskey



Malt is crafted by sprouting, kiln drying, and roasting raw grains.

CRAFT BREWERS & DISTILLERS have built leading brands by using premium hops, barrels, and process.

Most are still settling for run-of-the-mill malt.

Premium, story-rich malt is a gateway to a new dimension















a gateway to a new dimension for these artisans.

Our approach to business

1. **B2B Malt Sales**: We sell fully traceable, innovative, story-rich malted grains to brewers & distillers.
2. **Consumer-Facing Brand**: We build consumer awareness & engagement into a historically obscured ag supply chain.

MAINSTEM MALT
MAINSTEMMALT.COM
PREMIUM CRAFT MALT

A strong market presence

#MadeWithMainstem
PROJECTS WITH 71+ ACCOUNTS INCLUDING...

AK
YT
NT
Canada
AB
BC
SK
MT
WY
NV
UT
CO
AZ
NM

Brewers & distillers believe in our conservation ethic, support of family farms, overall supply chain transparency, and big vision for what's possible via collaboration.

Leading distillers are betting on us

Tens of thousands of gallons of super/ultra premium single malt whiskey will start hitting the shelves in 2022, all featuring Mainstem Malt in their grain bills.

COPPERWORKS
WHISKEY
AMALGA DISTILLERY
WESTLAND
WHISKEY

NOTE: *This slide contains forward-looking statements that cannot be guaranteed.*

We unlocked growth in 2021













We unlocked growth in 2021

High third party processing costs have kept our pricing high (3-4x commodity).

A new Pacific Northwest processing partnership with Montana Craft Malt cuts our COGS in ½. Lower prices, better margins.

The model we're building

1. **Partner Malting:** Leverage existing capacity to produce most of our malt at an efficient & economical scale.

2. **Mainstem Malt Hubs:** Build small-to-mid scale facilities in key geographies, for speciality malting, distribution, beverage innovation, and stakeholder experience.

3. **Headwaters Marketplace**: Build a Mainstem tool for buyers & consumers to find premium craft beverages made with high-integrity ingredients, like our malt.

Mainstem Hubs to augment key partner hubs

MAINSTEM ALASKA
ANCHORAGE, AK
"THE GRAIN-SALMON NEXUS"
MAINSTEM NORTHWEST
WALLA WALLA, WA
MONTANA CRAFT MALT
BUTTE, MT

Mainstem can scale without our own facilities, but we envision a future where owned and contracted capacity is blended.

Malt Hubs would augment malting, distribution, and customer/consumer experience in key geographies.

A **Northwest** facility would offer stronger logistics, specialty malting & innovations capacities, and greater influence in our coastal/I-5 corridor markets.

There's strong, ongoing support for us to help pioneer the **Alaska** malt supply with a full-service Anchorage location.

Our mission-driven team




Phil
CEO


Kether
COO


Alyssa
Comms


Aaron
Brewer/Rep


Paul
Brewer/Rep


Erik
Distiller/Rep

Our 2021+2022 growth plan:

→ **Consolidate our offerings to 4 core products and produce them at scale via Montana Craft Malt.** Use these malts to build a stronger platform for sales & marketing, conservation, & malt innovations initiatives.

→ **Grow annual revenue above $1MM in 2022 through digital marketing, strategic partnerships, tech, and sales support.** A new website, B2B sales platform, and other tech will facilitate spot purchasing, forward contract management, sales/marketing, and mgmt of end markets for #madewithmainstem products.

→ **Cultivate development opportunities for strategic Mainstem Malt Hubs.** A Headquarters in Walla Walla, WA focused on logistics, specialty production, and supply chain experience. A full-service Hub in Alaska.



NOTE: This slide contains forward-looking statements that cannot be guaranteed.

In support, raising up to $1.0MM via Wefunder



MAINSTEM FOR ALL

Beyond Alyssa and me, there are 14 fiercely loyal households in Mainstem's ownership. For philosophical & strategic reasons, we've always wanted to expand our ownership through equity crowdfunding. Now's the time. **We'll be the first malt company globally to raise money like this, and It feels SO good to be underway.** Our dream is to get 1000+ new investors on the team and infuse a diversity of new perspectives into the company's growth. -Phil



TARGET SPENDING BY $ RAISED	$50K	$250K	$500K	$750K	$1MM
Wefunder's Fee:	7.5%	7.5%	7.5%	7.5%	7.5%
Fundraise Legal/Accounting/Marketing:	40.0%	10.0%	5.0%	4.0%	3.0%
Working Capital to Support Increased Production:	52.5%	25.0%	20.0%	16.0%	12.5%
Increase Sales & Business Dev Staff:		37.5%	30.0%	26.0%	20.0%
Increase Sales Support Budget:		10.0%	10.0%	7.5%	6.0%
Increase Brand Support & Digital Marketing Budget:		10.0%	10.0%	10.0%	7.5%

Development of Novel Technologies:	17.5%	25.0%	10.0%
Add Alaska-Grown Malt to Catalog (Malted in MT):		4.0%	3.0%
Support Establishment of Walla Walla Hub, Phase 1:			25.0%
Increase focus on Alaska Hub Development:			5.5%



Market Size (TAM and SAM): Malt + Tech

	NW USA	Western USA	USA	N. America	World
Estimated Malt Market Size (Tons)	250,000	1,000,000	3,000,000	5,000,000	30,000,000
Mainstem Market Capture	3.00%	2.00%	1.50%	1.50%	1.00%
Malt Volume Target (Tons)	7,500	20,000	45,000	75,000	300,000
Avg Malt Pricing ($/Pound)	$0.70	$0.60	$0.55	$0.55	$0.45
MALT SALES REVENUE	$10,500,000	$24,000,000	$49,500,000	$82,500,000	$270,000,000
Beer Equivalent (BBL)	218,341	582,242	1,310,044	2,183,406	8,733,624
Avg. Price Point ($/Pint)	$3.50	$3.50	$3.50	$3.50	$3.50
End Product Value	$189,519,651	$505,385,735	$1,137,117,904	$1,895,196,507	$7,580,786,026
Headwaters Service Fees	10.00%	10.00%	10.00%	10.00%	10.00%
HEADWATERS REVENUE	$18,951,965	$50,538,574	$113,711,790	$189,519,651	$758,078,603
COMBINED REVENUE	$29,451,965	$74,538,574	$163,211,790	$272,019,651	$1,028,078,603

CALCULATIONS EXPLAINED ON NEXT PAGE

Market size assumptions explained

Malt Sales Revenue: We assume Mainstem captures of a small, premium portion of the total malt market in each geography, charging what we think is a reasonable premium for it at those increasing scales.

Headwaters Revenue: An oversimplified and partial, but tangible way to think about the value of our future market network. We convert our total malt market capture (a mix of any number of artisanal end uses) to a 6% craft beer volume with the Brewers Association average malt usage rate per barrel (BBL; 31 gallons), then assume we can help artisans market more of their product





at a favorable price, for a reasonable cut.

Help us reimagine the malt vertical

For detailed investment info & live updates, head to
wefunder.com/mainstemmalt

TRACE IT TO THE HEADWATERS
MAINSTEMMALT.COM
@MAINSTEMMALT
#GRAINLIKEGRAPES #MALTTHATMATTERS

IN GREATER DETAIL

Major malt users, market summary: USA

	BEER	SPIRITS	CULINARY*
TOTAL MARKET:	**$116B**	**$80B**	?
CRAFT MARKET CAPTURE:	25%	6%	?
CRAFT ANNUAL GROWTH:	6%	19%	?

*The culinary market for malt is significant, but somewhat nebulous, and not an immediate target.

Craft Beverage // Commodity Malt

100
TONS/YR

Purchased by
**the avg. West Coast
craft brewer**

250K
TONS/YR

Produced by
**their primary
malt source**



Commodity malt is not sustainable

BIG **WATER USE FOOTPRINT**
BIG **LAND USE FOOTPRINT**
BIG **CLIMATE FOOTPRINT**

AN OBSCURED &
ENTRENCHED INDUSTRY

Craft beer is hypercompetitive –› Differentiation



25,000,000

Craft Beer Volume

The **$29B** US craft



The $25.9 craft beer market is growing at 6% annually.

There are 8,275 **US breweries**, with ~2000 new breweries in planning.

brewersassociation.org

Craft distillers are on a similar path



Craft Distillery Count

2014–2018 CAGR 19.3%

906, 1,163, 1,439, 1,748, 2,001

2014 2015 2016 2017 2018



Craft Spirits Retail Value

+29.7%

$4.8 Billion US Market

1.3, 1.8, 2.4, 3.0, 3.7, 4.8

$5.0B, $4.0, $3.0, $2.0, $1.0, $0.0

2013 2014 2015 2016 2017 2018

americancraftspirits.org

The craft beer spotlight is shifting to craft malt





A small but growing movement is underway.

Echoing the craft beer boom's early days, craft maltsters are re-imaging a globalized malt supply and the craft beverage marketplace is taking notice. "Craft malt is the new hops."

Mainstem has been an active player since 2014.

Craft malt as a change agent



Coming from the nonprofit world, we set out in 2014 to build a craft malt company as a market-based approach to conservation, with landscape-scale ambitions.



Alyssa Martinez Neumann
Phil Neumann

It's working. Our team is already affecting management decisions on over 30,000 acres of farmland and it's being fueled by industry leading craft brewers & distillers.

Linking end products to farms & farmers

MAINSTEM MALT

MENU

This is the Rea family's Mainstem barley field in 2017.
Visit **mainstemmalt.com/farm-story** for the full web experience & recent years.

Locale: Walla Walla Valley, Wash. **Vintage**: 2017

FARMING PARTNER(S): H.T. REA FARMING
BARLEY: LCS GENIE (64 AC); OSU FULL PINT (11 AC)
CERTS & ATTRIBUTES: SALMON-SAFE CERTIFIED; DRY FARMED
STATUS: HARVESTED 8/2-3; AWAITING LAB RESULTS

LCS Genie

Our Sustainability: A good start

1. First & only B Corp maltster

2. 100% Salmon-Safe Certified, dry farmed, direct seeded

3. 100% traceable to the fields

4. ~2MM lbs of grain purchases influencing management on ~30k acres

5. **A clear path to doing better**

We're committed to deep sustainability





Certified

We're the world's first (and currently only) Certified B Corp craft maltster. This is our commitment to using business as a force for good, tracking our social & environmental



SALMON

To start, 100% of our dry-farmed grains come from family farms committed to helping wild Salmon. The vision is much bigger. From building diversity & equity in

progress, and being highly transparent with stakeholders.

our industry, to organic & regenerative crop systems.

The Mainstem brand is maturing

Since 2017, high third party processing costs have kept our pricing high (3-4x commodity malt) and limited our traction to "early adopter" accounts.

2021 marks a shift from custom malting for several major accounts, to a refined core range of competitively priced malts. Mainstem is now accessible to customers of all shapes and sizes.


MAINSTEM MALT
MALT THAT MATTERS
TRACE IT TO THE HEADWATERS
MAINSTEMMALT.COM
ODYSSEY PALE
PREMIUM CRAFT MALT

Game Changer: Malting @ Montana Craft Malt

Our new processing partnership with Montana Craft Malt (MCM) unlocks new growth potential for Mainstem.

A 50%+ drop in COGS makes us one of the most competitive craft maltsters in the market.

Our pricing model now beats most premium Euro import malts (e.g. Weyermann) and is competitive with strategic styles & formats of North American commodity malts.


Jen O'Brien
Founder, MCM

Beyond Malt: Our supply chain tech play


HEADWATERS
Linking conscientious consumers to conservation-minded family farms, through the brands they love.



Adding value from farm-to-consumer

HEADWATERS

MAINSTEM ⟷ ARTISANS ⟷ CONSUMERS

MALT SALES

Our story-rich ingredients unlock potential for super/ultra premium products.

But our Artisans are very busy. Effective communication of ingredient stories is complex & time consuming.

HEADWATERS will provide streamlined sales & supply chain management services, tied to gamified consumer engagement.

END PRODUCT SALES

Direct sales maximize ROI for Artisans. It's the only source of revenue for many.

Distributors and retailers take 30-50% and restrict the flow of supply chain story. We can do better on both counts.

HEADWATERS has the potential to cultivate a loyal consumer base and generate new direct sales for artisans, for a modest cut to Mainstem.



Developing into a powerful market network

HEADWATERS

MAINSTEM MALT

AG INPUTS + SERVICES

ROTATION CROP PROCESSORS

GRAIN GROWERS — PARTNERS

MALTING CAPACITY — IN-HOUSE — PARTNERS

LOGISTICS PROVIDERS — IN-HOUSE — PARTNERS

EXPERIMENTAL END PRODUCTS

ANCILLARY PRODUCTS + SERVICE PROVIDERS
VETTED BY MAINSTEM MALT

ARTISANS
BREWERS DISTILLERS BAKERS ETC.

DISTRIBUTION

SELF-DISTRIBUTION

ONSITE SALES

DtC

POINTS OF SALE

CONSUMERS ("FANS")

ARTISAN LOYALTY

MAINSTEM MALT LOYALTY

END PRODUCT PURCHASING

For Consumers: Supply chain visibility & engagement with Growers & Artisans.